Item 77(I)		Form N-SAR		9/30/2013

During the period covered by this report, Advisor Class shares were not available for sale for the period ending September 30, 2013. Institutional Class shares were available for sale only to registered investment companies for the period ending September 30, 2013. Not all classes of shares of each Fund of the Registrant may be available in all jurisdictions.